GoGreen Investments Corporation

1021 Main St., Suite #1960

Houston, TX 77002

VIA EDGAR

June 4, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Anuja A. Majmudar

Re:	GoGreen Investments Corporatin Draft Registration Statement on Form S-1 Submitted April 21, 2021 CIK No. 0001852940

Dear Ms. Majmudar,

GoGreen Investments Corporation (the “Company” or “we”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 18, 2021 regarding the Company’s Draft Registration Statement on Form S-1 submitted on April 21, 2021 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 Submitted April 21, 2021

The Offering

Limited payments to insiders, page 31

1.	We note your disclosure that other than certain specified payments, there will be no finder’s fees, reimbursements or cash payments made by you to your sponsor, officers or directors, or any entities with which they are affiliated. Please revise your disclosure to clarify whether you intend to pay any fees or other compensation to the executive advisors.

The Company respectfully advises the Staff that it has revised disclosures throughout the Amended Registration Statement in response to the Staff’s comment, and indicated that such parties will have an economic interest in securities held by the sponsor entity.

Summary Financial Data, page 35

2.	Please include “as adjusted” amounts as of April 7, 2021 assuming consummation of the offering.

The Company respectfully advises the Staff that it has revised its summary financial data in the Amended Registration Statement to include “as adjusted” amounts as of April 7, 2021.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ John Dowd
John Dowd Chief Executive Officer GoGreen Investments Corporation

cc: Ellenoff Grossman & Schole LLP